Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2014 Financial Results

Net revenues increased by 84.9% year-over-year

NANJING, China, August 12, 2014 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Highlights for the Second Quarter of 2014

•	Net revenues in the second quarter of 2014 increased by 84.9% year-over-year to RMB716.4 million (US$115.5 million).

•	Total number of trips from organized tours (excluding local tours) increased by 98.9% year-over-year and total number of trips from self-guided tours increased by 104.5% year-over-year in the second quarter of 2014.

•	Mobile traffic contributed over 35% of total online traffic and 30% of total orders in the second quarter.

•	Expanded our customer service network by opening regional service centers in five additional cities in the second quarter.

Mr. Donald Yu, Tuniu’s co-founder and Chief Executive Officer, said, “After our successful IPO in May, we are capitalizing on the IPO by strengthening our leading position in terms of market share and brand recognition. Despite the short-term impact of political instability in Southeast Asia and the tragic Malaysia Airline accident, we delivered a strong top line growth of 84.9% year-over-year in the second quarter. Our wide coverage of travel destinations and the professional guidance provided by our tour advisors enabled us to better serve a growing number of Chinese leisure travelers.”

Mr. Alex Yan, Tuniu’s co-founder and Chief Operating Officer, said, “During the second quarter, we launched our flash sale platform and established new regional service centers in five additional cities. In the second half of the year, we will continue to enhance customer service and improve our local sourcing and marketing capability by opening more regional service centers in second and third tier cities in China.”

“In the second quarter, we made a strategic decision to price and market aggressively to increase our scale more quickly and achieve market share gains against our competitors. In the long run, as our scale increases over time, we shall obtain stronger bargaining power with our supply chain and improve our operational efficiency over a larger revenue base,” said Mr. Conor Yang, Tuniu’s Chief Financial Officer.

Second Quarter 2014 Results

Net revenues for the second quarter of 2014 were RMB716.4 million (US$115.5 million), representing a year-over-year increase of 84.9% from the corresponding period in 2013. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. Number of trips sold in the second quarter of 2014 was 549,228, a 76.0% increase from 312,054 in the second quarter of 2013.

•	Revenues from organized tours for the second quarter of 2014 were RMB696.7 million (US$112.3 million), representing a year-over-year increase of 85.9% from the corresponding period in 2013. We recognize revenues generated from organized tours on a gross basis, and the increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, South Korea and Japan, and for domestic tours. During the same period, the number of trips of organized tours (excluding local tours) increased by 98.9% to 154,874 from 77,864 in the second quarter of 2013 and the number of trips of local tours increased by 60.9% to 312,364 from 194,104 in the second quarter of 2013.

•	Revenues from self-guided tours for the second quarter of 2014 were RMB16.5 million (US$2.7 million), representing a year-over-year increase of 61.6% from the corresponding period in 2013. Revenues from self-guided tours are reported on a net basis, and the increase in revenues was primarily due to the growth in domestic travel and demand for cruise line products. Gross bookings[1] for self-guided tours increased by 58.9% from RMB177.0 million in the second quarter of 2013 to RMB281.2 million in the second quarter of 2014. The number of trips of self-guided tours increased by 104.5% year-over-year from 40,086 in the second quarter of 2013 to 81,990 in the second quarter of 2014.

•	Other revenues for the second quarter of 2014 were RMB6.8 million (US$1.1 million), representing a year-over-year increase of 41.9% from the corresponding period in 2013. The increase was primarily due to a rise in service fees received from insurance companies and revenue from tourist attractions tickets, which are recorded on a net basis.

Cost of revenues for the second quarter of 2014 was RMB674.3 million (US$108.7 million), representing a year-over-year increase of 88.9% from the corresponding period in 2013. The increase was primarily due to the increase of cost to suppliers of the organized tours and headcount-related expenses for our tour advisors. As a percentage of net revenues, cost of revenues was 94.1% in the second quarter of 2014 as compared to 92.1% in the corresponding period in 2013.

Gross margin for the second quarter of 2014 was 5.9% compared to 7.9% in the second quarter of 2013. The decline in gross margin was primarily due to Tuniu’s competitive pricing strategy, and the higher costs associated with new product lines and newly-added second and third tier departure cities.

[1]	Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

Operating expenses for the second quarter of 2014 were RMB159.2 million (US$25.7 million), representing a year-over-year increase of 287.4% from the corresponding period of 2013. Share-based compensation expenses, which were allocated to related operating expense line items, were RMB18.3 million (US$3.0 million) in the second quarter of 2014. The majority of share-based compensation expenses were related to the vested options that became exercisable upon the successful completion of the initial public offering, of which the cumulative expenses were recognized in the second quarter of 2014. Non-GAAP operating expenses, which excluded share-based compensation expenses, were RMB140.8 million (US$22.7 million), representing a year-over-year increase of 242.8%.

•	Research and product development expenses for the second quarter of 2014 were RMB21.5 million (US$3.5 million), representing a year-over-year increase of 181.9%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB1.2 million (US$0.2 million), for the second quarter of 2014 were RMB20.2 million (US$3.3 million), representing an increase of 165.7% from the corresponding period in 2013. The increase was primarily due to the investment in mobile-related initiatives, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses for the second quarter of 2014 were RMB96.9 million (US$15.6 million), representing a year-over-year increase of 403.4%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.7 million (US$0.1 million), for the second quarter of 2014 were RMB96.2 million (US$15.5 million), representing a year-over-year increase of 399.9% from the corresponding period in 2013. The increase was primarily due to increased marketing efforts, particularly branding campaigns on national TV networks.

•	General and administrative expenses for the second quarter of 2014 were RMB41.9 million (US$6.8 million), representing a year-over-year increase of 183.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB16.4 million (US$2.6 million), for the second quarter of 2014 were RMB25.5 million (US$4.1 million), representing a year-over-year increase of 72.5% from the corresponding period in 2013. The increase was primarily due to the expansion of Tuniu’s business, including the regional service centers in five additional cities and the increase of mid-to-high level headcount-related expenses.

Loss from operations was RMB117.1 million (US$18.9 million) in the second quarter of 2014, compared to a loss from operations of RMB10.6 million in the corresponding period in 2013. Non-GAAP loss from operations, which excluded share-based compensation expenses, was RMB98.1 million (US$15.8 million) in the second quarter of 2014.

Net loss in the second quarter of 2014 was RMB113.6 million (US$18.3 million), compared to a net loss of RMB7.4 million in the second quarter of 2013. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB94.7 million (US$15.3million).

Net loss attributable to ordinary shareholders was RMB129.2 million (US$20.8 million) in the second quarter of 2014, which includes a one-off deemed dividend to preferred shareholders of RMB15.6 million (US$2.5 million). Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, was RMB110.3 million (US$17.8 million) in the second quarter of 2014.

As of June 30, 2014, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.54 billion (US$248.9 million).

Business Outlook

For the third quarter of 2014, Tuniu expects to generate RMB1,201 million to RMB1,237 million of net revenues, which represents 70% to 75% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 12, 2014, (8:00 pm, Beijing/Hong Kong Time, on August 12, 2014) to discuss the second quarter 2014 financial results.

Listeners may access the call by dialing the following numbers:

US:	1-877-870-4263
Hong Kong	800-905945
China	4001-201203
International	+1-412-317-0790

Conference ID: Tuniu Corporation conference call

A telephone replay will be available one hour after the end of the conference through August 19, 2014. The dial-in details are as follows:

US:	1-877-344-7529
International	+1-412-317-0088

Replay Access Code: 10050614

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (NASDAQ:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 320,000 stock keeping units (SKUs) of packaged tours, covering over 70 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 500 tour advisors, a 24/7 call center and 20 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, all of which excludes share-based compensation expenses. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations Director

Tuniu Corporation

Phone: +86-25-86853178

E-mail: maria@tuniu.com

Lin Zhu

Brunswick Group

+86-21-6039-6388

TUNIU@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

+1-212-333-3810

TUNIU@brunswickgroup.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013 RMB	June 30, 2014 RMB	June 30, 2014 USD
ASSETS
Current assets:
Cash and cash equivalents	419,402,835	1,195,931,456	192,780,233
Restricted cash	9,250,000	13,870,000	2,235,799
Short-term investments	327,000,000	334,000,000	53,839,706
Accounts receivable, net	1,651,087	9,452,590	1,523,727
Prepayments and other current assets	286,560,247	287,901,484	46,408,776

Total current assets	1,043,864,169	1,841,155,530	296,788,241

Non-current assets:
Property and equipment, net	24,851,303	32,052,354	5,166,734
Other non-current assets	6,657,304	18,138,753	2,923,908

Total non-current assets	31,508,607	50,191,107	8,090,642

Total assets	1,075,372,776	1,891,346,637	304,878,883

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	288,964,931	402,059,486	64,810,672
Salary and welfare payable	47,388,096	54,733,274	8,822,824
Taxes payable	1,323,961	2,525,807	407,152
Advances from customers	396,737,968	566,462,559	91,311,909
Accrued expenses and other current liabilities	29,732,090	73,586,844	11,861,960

Total current liabilities	764,147,046	1,099,367,970	177,214,517

Non-current liabilities	19,870,002	24,285,558	3,914,752

Total liabilities	784,017,048	1,123,653,528	181,129,269

Mezzanine equity:
Series A Convertible Preferred Shares	9,360,443	—	—
Series B Convertible Preferred Shares	48,890,116	—	—
Series C Convertible Preferred Shares	290,255,691	—	—
Series D Convertible Preferred Shares	367,934,993	—	—

Total mezzanine equity	716,441,243	—	—

Shareholders’ equity/(deficit)
Ordinary shares	17,757	97,093	15,651
Additional paid-in capital	200,000	1,383,140,400	222,957,702
Accumulated other comprehensive loss	(19,723,270)	(17,982,094)	(2,898,655)
Accumulated deficit	(405,580,002)	(597,562,290)	(96,325,084)

Total shareholders’ equity/(deficit)	(425,085,515)	767,693,109	123,749,614

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,075,372,776	1,891,346,637	304,878,883

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended June 30, 2013 RMB	Quarter Ended March 31, 2014 RMB	Quarter Ended June 30, 2014 RMB	Quarter Ended June 30, 2014 USD
Revenues:
Organized tours	374,714,046	554,089,733	696,744,431	112,312,920
Self-guided tours	10,220,280	22,795,795	16,519,319	2,662,860
Others	4,810,322	5,455,109	6,827,768	1,100,614

Total revenues	389,744,648	582,340,637	720,091,518	116,076,394
Less: Business and related taxes	(2,393,567)	(4,167,166)	(3,729,296)	(601,150)

Net revenues	387,351,081	578,173,471	716,362,222	115,475,244
Cost of revenues	(356,880,079)	(535,879,586)	(674,317,930)	(108,697,842)

Gross profit	30,471,002	42,293,885	42,044,292	6,777,402

Operating expenses:
Research and product development	(7,619,095)	(16,976,928)	(21,476,835)	(3,461,995)
Sales and marketing	(19,251,025)	(73,479,566)	(96,914,198)	(15,622,251)
General and administrative	(14,774,912)	(19,737,451)	(41,901,547)	(6,754,392)
Other operating income	565,856	1,374,411	1,138,325	183,494

Total operating expenses	(41,079,176)	(108,819,534)	(159,154,255)	(25,655,144)

Loss from operations	(10,608,174)	(66,525,649)	(117,109,963)	(18,877,742)

Other income/(expenses):
Interest income	3,028,603	6,595,034	5,584,263	900,165
Foreign exchange related gains / (losses), net	248,376	(2,752,245)	(1,746,187)	(281,480)
Other loss, net	(41,675)	(51,429)	(370,204)	(59,676)

Loss before provision for income taxes	(7,372,870)	(62,734,289)	(113,642,091)	(18,318,733)
Provision for income taxes	—	—	—	—

Net loss	(7,372,870)	(62,734,289)	(113,642,091)	(18,318,733)
Deemed dividends to preferred shareholders	—	—	(15,605,908)	(2,515,621)

Net loss attributable to ordinary shareholders	(7,372,870)	(62,734,289)	(129,247,999)	(20,834,354)

Net Loss	(7,372,870)	(62,734,289)	(113,642,091)	(18,318,733)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(720,022)	2,921,311	(1,180,135)	(190,234)

Comprehensive loss	(8,092,892)	(59,812,978)	(114,822,226)	(18,508,967)

Loss per share
Net loss per ordinary share attributable to ordinary shares—basic and diluted	(0.28)	(2.41)	(1.36)	(0.22)
Net loss per ADS—basic and diluted	(0.85)	(7.24)	(4.07)	(0.66)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	95,218,953	95,218,953

Share-based compensations included are as follows:
Cost of revenues	—	—	655,008	105,585
Research and product development	—	—	1,232,516	198,678
Sales and marketing	—	—	681,361	109,833
General and administrative	—	—	16,417,507	2,646,448

Total	—	—	18,986,392	3,060,544

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2014
	GAAP result	Share-based Compensation	Non-GAAP Result
Net revenue	716,362,222	—	716,362,222
Cost of revenues	(674,317,930)	655,008	(673,662,922)

Gross profit	42,044,292	655,008	42,699,300

Research and product development	(21,476,835)	1,232,516	(20,244,319)
Sales and marketing	(96,914,198)	681,361	(96,232,837)
General and administrative	(41,901,547)	16,417,507	(25,484,040)
Other operating income	1,138,325	—	1,138,325

Total operating expenses	(159,154,255)	18,331,384	(140,822,871)

Loss from operations	(117,109,963)	18,986,392	(98,123,571)

Net loss	(113,642,091)	18,986,392	(94,655,699)

Net loss attributable to ordinary shareholders	(129,247,999)	18,986,392	(110,261,607)

Net loss per ordinary share attributable to ordinary shares—basic and diluted	(1.36)	—	(1.16)
Net loss per ADS—basic and diluted	(4.07)	—	(3.47)

	Quarter Ended March 31, 2014
	GAAP result	Share-based Compensation	Non-GAAP Result
Net revenue	578,173,471	—	578,173,471
Cost of revenues	(535,879,586)	—	(535,879,586)

Gross profit	42,293,885	—	42,293,885

Research and product development	(16,976,928)	—	(16,976,928)
Sales and marketing	(73,479,566)	—	(73,479,566)
General and administrative	(19,737,451)	—	(19,737,451)
Other operating income	1,374,411	—	1,374,411

Total operating expenses	(108,819,534)	—	(108,819,534)

Loss from operations	(66,525,649)	—	(66,525,649)

Net loss	(62,734,289)	—	(62,734,289)

Net loss attributable to ordinary shareholders	(62,734,289)	—	(62,734,289)

Net loss per ordinary share attributable to ordinary shares—basic and diluted	(2.41)	—	(2.41)
Net loss per ADS—basic and diluted	(7.24)	—	(7.24)

	Quarter Ended June 30, 2013
	GAAP result	Share-based Compensation	Non-GAAP Result
Net revenue	387,351,081	—	387,351,081
Cost of revenues	(356,880,079)	—	(356,880,079)

Gross profit	30,471,002	—	30,471,002

Research and product development	(7,619,095)	—	(7,619,095)
Sales and marketing	(19,251,025)	—	(19,251,025)
General and administrative	(14,774,912)	—	(14,774,912)
Other operating income	565,856	—	565,856

Total operating expenses	(41,079,176)	—	(41,079,176)

Loss from operations	(10,608,174)	—	(10,608,174)

Net loss	(7,372,870)	—	(7,372,870)

Net loss attributable to ordinary shareholders	(7,372,870)	—	(7,372,870)

Net loss per ordinary share attributable to ordinary shares—basic and diluted	(0.28)	—	(0.28)
Net loss per ADS—basic and diluted	(0.85)	—	(0.85)